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                                                                  EXHIBIT 3.6

                               AMENDMENT NO. 4 TO
                           SECOND AMENDED AND RESTATED
                                    BY-LAWS
                           OF WESTFIELD AMERICA, INC.


     This Amendment No. 4 to the Second Amended and Restated By-Laws of Westfield America, Inc. (the "CORPORATION"), amends the Second and Amended Restate By-Laws (the "BY-LAWS") of the Corporation, effective as of January 26, 2000, as follows:

     The second sentence of Section 1.10 of the By-Laws is amended and restated in its entirety to read as follows:

     Such list shall be kept on file at the registered office of the Corporation and shall be subject to the inspection of any shareholder at any time during usual business hours, for a period of at least ten days prior to the meeting.

     Except to the extent specifically set forth herein, the By-Laws shall remain in full force and effect, unmodified in any respect.